

13031553

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 – ~~423731~~ 8-42373

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 AND ENDING DECEMBER 31, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: | OFFICIAL USE ONLY

MOGAVERO, LEE & CO., INC. | FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

20 BROAD STREET – 14th FLOOR

NEW YORK,	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY GETTENBERG (212) 668 - 8700

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DOREEN MOGAVERO, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of MOGAVERO, LEE & CO., INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X Doreen Mogavero
Signature

President/CEO
Title

X
Notary Public

ELENA CORSO
Notary Public, State of New York
No. 01CO6157404
Qualified in Richmond County
Term Expires Dec. 11, 2014

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Mogavero, Lee & Co., Inc.
20 Broad Street - 14th Floor
New York, NY 10005

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mogavero, Lee & Co., Inc., (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free if material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mogavero, Lee & Co., Inc., as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 8, 2013

MOGAVERO, LEE & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash and cash equivalents	$ 9,241
Due from broker	50,240
Commissions receivable	166
Securities at market value (Note 3)	638,001
Other assets	94,212
Total assets	$ 791,860

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Bank loan payable (Note 5)	$ 125,000
Accounts payable and accrued expenses	126,234
Due to stockholder (Note 6)	11,366
Total liabilities	262,600
Commitments and Contingencies (Notes 8 and 9)	
Liabilities subordinated to claims of general creditors	
Pursuant to subordinated loan agreements (Note 7)	100,000
Stockholders' equity (Note 11)	
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	$ 2,500
Additional paid-in capital	291,500
Retained earnings	135,260
Total stockholders' equity	429,260
Total liabilities and stockholders' equity	$ 791,860

The accompanying notes are an integral part of this statement

MOGAVERO, LEE & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Note 1 - Nature of Business

Mogavero, Lee & Co., Inc.. (The "Company") is a New York corporation formed for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Equipment

Equipment is carried at cost and is depreciated over a useful life of 3-5 years using accelerated methods.

MOGAVERO, LEE & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

e) **Fair Value Measurements**

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Fair Value Measurements Using

	Total	Fair Value Measurements Using		
		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Jnobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$638,001	$638,001	$0	$0

f) **Use of Estimates**

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

MOGAVERO, LEE & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

g) Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2013 and February 8, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - Marketable Securities Owned

Marketable securities consist of securities at quoted market values, as illustrated below:

Short term Income Fund	$638,001

Note 4 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company has no liability to the plan as of December 31, 2012.

Note 5 - Bank Loan Payable

The Company has a $150,000 bank line of credit from which was drawn down $125,000 at December 31, 2012. The loan matures June 6, 2013. Interest is calculated at prime plus 1.25% and, at December 31, 2012 the interest rate was 4.50%.

Note 6 - Due to Stockholder

The amount is non-interest bearing and due on demand.

Note 7 - Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2012 are as follows:

Cash Subordination agreements:

Maturity Date	Rate	Principal
May 30, 2013	8% per annum	$ 80,000
May 30, 2013	8% per annum	20,000
		$ 100,000

The $80,000 borrowing is from the Company's stockholder. The $20,000 borrowing is from an employee.

Note 7 - Subordinated Borrowings (continued)

Both borrowings are subject to automatic rollover provisions. Interest payable on these subordinated loans was suspended by the noteholders for the year ended December 31, 2012.

The cash subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 8 - Commitments and Contingencies

Office Space

The Company rents office space pursuant to a lease agreement expiring January 31, 2014.

The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

Year	Amount
2013	131,903
2014	11,017

Note 9 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

MOGAVERO, LEE & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Note 10 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had Net Capital of $377,527 which was $360,020 in excess of its required net capital of $17,507. The Company's net capital ratio was 69.56%.